UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2020, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date: November 16, 2020

By:      /s/ Kyle Scheidler
Kyle Scheidler
Group Manager

The Procter & Gamble
Savings Plan

Employer ID No.: 31-0411980
Plan Number: 042

Financial Statements as of and for the
Years Ended June 30, 2020 and June 30, 2019,
Supplemental Schedules as of and for the Year
Ended June 30, 2020, and Report of Independent
Registered Public Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2020 and June 30, 2019	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2020 and June 30, 2019	5

Notes to Financial Statements as of and for the Years Ended June 30, 2020 and June 30, 2019	6-12

SUPPLEMENTAL SCHEDULES -	13

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2020	14

Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended June 30, 2020	15

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company and the Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the “Plan”) as of June 30, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of June 30, 2020 and (2) delinquent participant contributions for the year ended June 30, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
November 16, 2020

We have served as the Plan’s auditor since at least 2008; however, an earlier year could not be reliably determined.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2020 AND JUNE 30, 2019

	2020	2019

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
The Procter & Gamble Company common stock	$ 1,182,844,332	$ 1,158,946,832
The J.M. Smucker Company common stock	1,395,845	1,662,077
Common Collective Trusts	2,473,472,841	2,400,615,007

Total participant-directed investments — at fair value	3,657,713,018	3,561,223,916

RECEIVABLES
Accrued investment income	85,507	336,031
Notes receivable from participants	18,987,504	20,001,226

Total receivables	19,073,011	20,337,257

LIABILITIES
Accrued investment management expense	180,506	158,379

Total liabilities	180,506	158,379

NET ASSETS AVAILABLE FOR BENEFITS	$ 3,676,605,523	$ 3,581,402,794

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2020 AND JUNE 30, 2019

	2020	2019

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 174,193,676	$ 473,193,894
Interest	3,005,657	4,107,728
Dividends	30,981,088	32,995,608

Total investment income — net	208,180,421	510,297,230

INTEREST INCOME ON NOTES RECEIVABLE
FROM PARTICIPANTS	977,962	898,008

CONTRIBUTIONS:
Employer contributions	382	3,911
Employee contributions	148,469,019	133,249,957
Employee rollovers	4,161,066	4,170,848

Total contributions	152,630,467	137,424,716

Total additions	361,788,850	648,619,954

DEDUCTIONS:
Benefits paid to participants	264,595,607	275,525,437
Administrative expenses	2,127,716	2,122,448

Total deductions	266,723,323	277,647,885

NET INCREASE IN NET ASSETS
PRIOR TO TRANSFER	95,065,527	370,972,069

TRANSFERS FROM OTHER QUALIFIED PLANS — Net	137,202	90,609

NET INCREASE IN NET ASSETS	95,202,729	371,062,678

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,581,402,794	3,210,340,116

End of year	$ 3,676,605,523	$ 3,581,402,794

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2020 AND JUNE 30, 2019

1.	DESCRIPTION OF THE PLAN
The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.
General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective July 1, 2018, participants are able to choose either a traditional 401(k) or a Roth 401(k).
The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the Company’s health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Balances are also transferred to the Gillette ESOP when certain employees retire and are eligible to pay the same rate as P&G retirees.   Transfers between the Plan and the Gillette ESOP are shown in Transfers from Other Qualified Plans - Net.
The recordkeeper for the Plan is Alight Solutions, LLC.  The custodian for the Plan is Northern Trust.
Contributions — The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their compensation, as defined by the Plan, up to Plan and Internal Revenue Service (IRS) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute an additional $6,500 and $6,000 as a “catch‑up” contribution in excess of the maximum 401(k) contributions for the calendar years ended December 31, 2020 and 2019 of $19,500 and $19,000, respectively.
Qualified Non-Elective Contributions (QNEC) — The Plan recorded QNEC during the years ended June 30, 2020 and June 30, 2019, of $382 and $3,911, respectively, to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors. The QNEC are immediately 100% vested to the employees. The contributions were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all investment options offered by the Plan.
Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock and common collective trust funds as investment options for participants.

Vesting — Participants are 100% vested in the assets in their Plan accounts.
Notes Receivable from Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000) and at an interest rate equal to the prime rate plus 1%. Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on‑going repayment arrangement has not been made with the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock in annual installments over not more than 20 years, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 1/2.
A participant may withdraw any portion of after‑tax contributions, which were derived from previously merged plans, once in any three‑month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before‑tax contributions once in any six month period. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of 6 months.  Account balances attributable to non-active employees are $1,520,401,045 and $1,523,893,479 as of June 30, 2020 and June 30, 2019, respectively.
Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, The J.M. Smucker Company common stock, and various common collective trust funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

During 2020, there was an outbreak of the novel corona virus (COVID 19) which impacted the financial markets and the global economy. COVID-19 has adversely affected, and may continue to adversely affect, the financial markets and the global economy. The related subsequent financial impact and duration cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was passed by Congress.  The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.
The Plan has implemented the following relief provisions, however its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

•
Coronavirus-related distribution – ‘Qualified’ participants may take a coronavirus-related distribution of up to $100,000 from their Plan without a 10% early withdrawal penalty. Eligible distributions can be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.

•
Participant loans – ‘Qualified’ participants may elect to suspend loan repayments due through 12/31/2020. Repayments must resume in January, 2021.  Loans will be reamortized to extend payoff period by 1 year and will include accrued interest for suspension period.

•	Required minimum distributions (RMDs) – RMDs were temporarily suspended for 2020.

Concentrations of Investments —  Included in investments at June 30, 2020 and 2019, are shares of P&G common stock of $1,182,844,332 and $1,158,946,832, respectively. This investment represents 32.3 percent and 32.5 percent of total investments at June 30, 2020 and 2019, respectively. A significant decline in the market value of P&G common stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. The cost of securities sold, transferred, or distributed is determined by the weighted‑average cost of securities allocated to the participant’s account.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. Recordkeeping fees of the Plan are paid by the Plan and/or participants through a reduction in their investment balances.  In addition, fees paid to other vendors are paid by the Plan.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.  There were 77 and 19 participants who elected to withdrawal a total of $590,444 and $536,515 from the plan but had not yet been paid at June 30, 2020 and June 30, 2019, respectively.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  There have been no changes in the methodologies used at June 30, 2020 and June 30, 2019.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2020 and June 30, 2019, there were no transfers between levels.
Common Collective Trust Funds - As permitted by GAAP, the Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust funds. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust funds measured at net asset value have not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statement of Net Assets Available for Benefits.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2020 and June 30, 2019.
Fair Value Measurements
Quoted Prices in Active Markets
For Identical Assets

	2020	2019

Investments measured at Fair Value - Common stock - Level 1	$ 1,184,240,177	$ 1,160,608,909
Investments measured at NAV - Common Collective Trusts	2,473,472,841	2,400,615,007

Total	$ 3,657,713,018	$ 3,561,223,916

4.	EXEMPT PARTY‑IN‑INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Northern Trust, BlackRock, and State Street Global Advisors. Transactions with the recordkeeper, trustee, custodian, and investment manager qualify as party‑in‑interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2020 and June 30, 2019, the Plan held 9,898,513 and 10,567,682 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $622,634,585 and $618,902,906, respectively. During the years ended June 30, 2020 and June 30, 2019, the Plan recorded dividend income on Company common stock of $30,933,083 and $32,942,968, respectively.
During the years ended June 30, 2020 and June 30, 2019, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $105,594,758 and $355,017,979, respectively.
5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.
6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax‑exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Company remitted various participant contributions to the trustee on dates later than required by the Department of Labor (DOL) Regulation 2510.3-102 as indicated in the table below.  Participants were credited with the amount of investment income that would have been earned had the contributions been remitted on a timely basis.  For the years ended June 30, 2020 and June 30, 2019, the Company filed Forms 5330 with the IRS and paid the required excise tax on the transactions on the remittance dates below:
Remittances during the year ended June 30, 2020:
Remittance Date	Due Date	Amount
January 17, 2020	October 28, 2019	$359

Remittances during the year ended June 30, 2019:
Remittance Date	Due Date	Amount
March 29, 2019	June 29, 2018	$1,389
January 11, 2019	September 1, 2017	$1,314
July 16, 2018	January 27, 2017	$1,004

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2020 and June 30, 2019, to Form 5500:
	2020	2019

Net assets available for benefits per the financial statements	$ 3,676,605,523	$ 3,581,402,794
Less certain deemed distributions of participant loans	(2,015,920)	(2,033,392)

Net assets available for benefits per the Form 5500	$ 3,674,589,603	$ 3,579,369,402

The following is a reconciliation of investment income on notes receivable from participants per the financial statements for the year ended June 30, 2020, to Form 5500:

Investment income on notes receivable from participants	$ 977,962
Less interest on deemed distribution	(2,871)

Interest on participant loans per the Form 5500	$ 975,091

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2020, to Form 5500 net income:
Net increase in assets available for benefits per the financialstatements prior to net transfers	$ 95,065,527
Plus previously deemed distribution of participant loans	207,531
Less certain deemed distributions of participant loans and related interest	(190,059)

Net income per the Form 5500	$ 95,082,999

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2020 to Form 5500:
Benefits paid to participants per the financial statements	$ 264,595,607
Less previously deemed distributions of participant loans	(207,531)
Plus current deemed distributions	187,188

Benefits paid to participants per the Form 5500	$ 264,575,264

******

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2020

EIN: 31-0411980
PLAN: 042

Identity of Issuer	Description of Investment	Fair Value

INVESTMENTS AT FAIR VALUE:

The Procter & Gamble Company*	Common stock	$ 1,182,844,332

The J.M. Smucker Company	Common stock	1,395,845

Common Collective Trusts
BlackRock*	US Debt Index Non-Lendable Fund	310,569,536
BlackRock*	ACWI EX-US Index Non-Lendable	185,538,672
BlackRock*	Russell 2000	280,788,314
BlackRock*	Global Equity Index Fund	404,500,113
BlackRock*	Money Market Fund	206,090,889
BlackRock*	MSCI ACWI EX-U.S. IMI Index Non-Lendable Fund F	888,335,285
State Street Global Advisors*	SSgA US Short Term Government/Credit Bond Index	80,548,490
State Street Global Advisors*	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund	114,866,452
Northern Trust*	Short Term Investment Fund	2,235,090
Total Common Collective Trusts		2,473,472,841

Loans to participants*	Various participants, interest rates ranging from
	4.25% to 10.5% various maturities through December 2029**	16,971,584

TOTAL INVESTMENTS		$ 3,674,684,602

* Denotes party-in-interest.
** Net of deemed loans of $2,015,920

THE PROCTER & GAMBLE SAVINGS PLAN
EIN: 31-0411980
Plan No: 042

FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED JUNE 30, 2020

Total That Constitute Nonexempt Prohibited
	Transactions			Total Fully
			Contributions	Corrected
	Contributions	Contributions	Pending	under VFCP
	Not	Corrected	Correction	and PTE
Participant Contributions Transferred Late to the Plan	Corrected	Outside VFCP	in VFCP	2002-51

Check here if late participant loan contributions are included	$ 0	$ 359	$ 0	$ 0